Exhibit 99.2
Income Statement by activity
Unaudited

	For the three months ended September 30, 2017			For the three months ended September 30, 2016
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	26,414	26,362	77	26,836	26,790	71
Cost of revenues	22,280	22,256	49	22,971	22,948	48
Selling, general and other costs	1,712	1,705	7	1,824	1,815	9
Research and development costs	781	781	—	789	789	—
Result from investments	103	54	49	80	39	41
Reversal of a Brazilian indirect tax liability	—	—	—	—	—	—
Gains on disposal of investments	27	27	—	8	8	—
Restructuring costs/(reversal)	10	8	2	(1)	(1)	—
Net financial expenses	321	321	—	528	528	—
Profit before taxes	1,440	1,372	68	813	758	55
Tax expense	530	525	5	207	204	3
Result from intersegment investments	—	63	—	—	52	—
Net profit	910	910	63	606	606	52

Adjusted EBIT	1,758	1,688	70	1,500	1,445	55

	For the nine months ended September 30, 2017			For the nine months ended September 30, 2016
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	82,058	81,912	225	81,299	81,164	205
Cost of revenues	69,363	69,292	150	69,928	69,855	143
Selling, general and other costs	5,459	5,436	23	5,477	5,451	26
Research and development costs	2,481	2,481	—	2,354	2,354	—
Result from investments	305	162	143	221	107	114
Reversal of a Brazilian indirect tax liability	895	895	—	—	—	—
Gains on disposal of investments	76	76	—	13	13	—
Restructuring costs	89	86	3	66	65	1
Net financial expenses	1,126	1,126	—	1,531	1,531	—
Profit before taxes	4,816	4,624	192	2,177	2,028	149
Tax expense	2,110	2,097	13	772	763	9
Result from intersegment investments	—	179	—	—	140	—
Net profit	2,706	2,706	179	1,405	1,405	140

Adjusted EBIT	5,160	4,965	195	4,507	4,357	150

Statement of Financial Position by activity
Unaudited

	At September 30, 2017			At December 31, 2016
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Goodwill and intangible assets with indefinite useful lives	13,601	13,601	—	15,222	15,222	—
Other intangible assets	11,376	11,373	3	11,422	11,419	3
Property, plant and equipment	29,391	29,389	2	30,431	30,429	2
Investments and other financial assets	3,065	3,421	1,258	3,204	3,607	1,111
Deferred tax assets	2,164	2,116	48	3,699	3,644	55
Inventories	13,704	13,704	—	12,121	12,121	—
Assets sold with a buy-back commitment	2,145	2,145	—	1,533	1,533	—
Trade receivables	2,497	2,498	31	2,479	2,480	30
Receivables from financing activities	2,635	1,186	2,548	2,578	884	2,537
Tax receivables	296	303	3	299	293	6
Other assets	4,203	4,196	9	3,917	3,901	16
Cash and cash equivalents	11,753	11,599	154	17,318	17,167	151
Assets held for sale	—	—	—	120	120	—
Assets held for distribution	—	—	—	—	—	—
TOTAL ASSETS	96,830	95,531	4,056	104,343	102,820	3,911
Equity and Liabilities
Equity	20,461	20,461	1,610	19,353	19,353	1,474
Employee benefits	9,074	9,072	2	9,863	9,861	2
Provisions	14,594	14,587	11	15,837	15,826	11
Deferred tax liabilities	235	235	—	194	194	—
Debt	18,640	17,474	2,265	24,048	22,638	2,293
Trade payables	22,186	22,211	7	22,655	22,673	2
Other financial liabilities	243	243	—	697	690	7
Other liabilities	11,397	11,248	161	11,599	11,488	122
Liabilities held for sale	—	—	—	97	97	—
TOTAL EQUITY AND LIABILITIES	96,830	95,531	4,056	104,343	102,820	3,911

Statement of Cash Flows by activity
Unaudited

	For the nine months ended September 30, 2017			For the nine months ended September 30, 2016
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Cash flows from operating activities:
Net profit	2,706	2,706	179	1,405	1,405	140
Amortization and depreciation	4,524	4,523	1	4,462	4,461	1
Change in inventories, trade and other receivables and payables	(1,190)	(1,252)	62	(1,261)	(1,282)	21
Dividends received	49	55	—	123	141	—
Change in provisions	57	55	2	720	719	1
Change in deferred taxes	704	702	2	112	114	(2)
Other changes	(281)	(327)	(133)	(39)	(81)	(98)
Total	6,569	6,462	113	5,522	5,477	63
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets	(6,482)	(6,480)	(2)	(5,894)	(5,893)	(1)
Investments in joint ventures, associates and unconsolidated subsidiaries	(16)	(16)	—	(102)	(102)	—
Proceeds from disposal of other investments	42	42	—	71	71	—
Net change in receivables from financing activities	(234)	(74)	(160)	(231)	(123)	(108)
Change in securities	174	139	35	134	136	(2)
Other changes	4	5	(1)	(3)	(4)	1
Total	(6,512)	(6,384)	(128)	(6,025)	(5,915)	(110)
Cash flows used in financing activities:
Net change in Debt and other financial assets/liabilities	(4,552)	(4,589)	37	(3,088)	(3,078)	(10)
Increase in share capital	1	1	—	14	14	—
Dividends paid	(1)	(1)	(6)	(18)	(18)	(18)
Other changes	(5)	(5)	—	(137)	(137)	—
Total	(4,557)	(4,594)	31	(3,229)	(3,219)	(28)
Translation exchange differences	(1,065)	(1,052)	(13)	(304)	(311)	7
Total change in Cash and cash equivalents	(5,565)	(5,568)	3	(4,036)	(3,968)	(68)
Cash and cash equivalents at the beginning of the period	17,318	17,167	151	20,662	20,528	134
Cash and cash equivalents at the end of the period	11,753	11,599	154	16,626	16,560	66